BRITISH COLUMBIA

BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: November 8, 2018 08:16 PM Pacific Time

Incorporation Number: **BC0993538**

Recognition Date and Time: Incorporated on February 11, 2014 07:26 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

INVICTUS MD STRATEGIES CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
10TH FLOOR, 595 HOWE ST.
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
10TH FLOOR, 595 HOWE ST.
VANCOUVER BC V6C 2T5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
10TH FLOOR, 595 HOWE ST.
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
10TH FLOOR, 595 HOWE ST.
VANCOUVER BC V6C 2T5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Sparkes, Paul

Mailing Address:	**Delivery Address:**
119 CRESCENT ROAD TORONTO ON M4W 1T8 CANADA	119 CRESCENT ROAD TORONTO ON M4W 1T8 CANADA

Last Name, First Name, Middle Name:
Bowden, Aaron

Mailing Address:	**Delivery Address:**
P.O. BOX 71567 HILLCREST PO WHITE ROCK BC V4B 5J5 CANADA	3RD FLOOR, 15047 MARINE DRIVE WHITE ROCK BC V4B 1C5 CANADA

Last Name, First Name, Middle Name:
Hocher, Josef

Mailing Address:	**Delivery Address:**
SUITE 3810, BANKERS HALL WEST 888 3RD STREET, S.W CALGARY AB T2P 5C5 CANADA	SUITE 3810, BANKERS HALL WEST 888 3RD STREET, S.W CALGARY AB T2P 5C5 CANADA

Last Name, First Name, Middle Name:
Kveton, George

Mailing Address:	**Delivery Address:**
P.O. BOX 71567 HILLCREST PO WHITE ROCK BC V4B 5J5 CANADA	3RD FLOOR, 15047 MARINE DRIVE WHITE ROCK BC V4B 1C5 CANADA

Last Name, First Name, Middle Name:
Dixon, Trevor

Mailing Address:	**Delivery Address:**
P.O. BOX 71567 HILLCREST PO WHITE ROCK BC V4B 5J5 CANADA	3RD FLOOR, 15047 MARINE DRIVE WHITE ROCK BC V4B 1C5 CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

June 24, 2015
October 23, 2018

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached